Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Keane Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-215734) on Form S-8 and (No. 333-222500) on Form S-3 of Keane Group, Inc. of our report dated February 28, 2018, with respect to the consolidated and combined balance sheets of Keane Group, Inc. as of December 31, 2017 and 2016, and the related consolidated and combined statements of operations and comprehensive loss, owners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated and combined financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Keane Group, Inc.
/s/ KPMG LLP

Houston, Texas
February 28, 2018